Exhibit 21

LIST OF SIGNIFICANT SUBSIDIARIES

OF CSS INDUSTRIES, INC.

NAME OF SUBSIDIARY	STATE OF INCORPORATION

Berwick Offray LLC	Pennsylvania

Paper Magic Group, Inc.	Pennsylvania

C.R. Gibson, LLC	Delaware

Lion Ribbon Company, LLC	Delaware

Philadelphia Industries, Inc.	Delaware